BresaGen

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 38 Winwood Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 942 9624
FROM:	Trudy Fenton
DATE:	Monday, 19 January 2004
SUBJECT:	ASX Announcements
PAGES (inc. cover)	2

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcement which were released through the Australian Stock Exchange today –

1. Resignation of Directors dated 19 January, 2004

Yours sincerely

T. M. Fenton

Trudy Fenton
Corporate Administrator

tfenton@bresagen.com.au

If there are any problems with this transmission, call 08 8234 2660

Monday, 19 January 2004

Resignation of Directors

BresaGen Limited hereby announces that Mr Peter Hart (Chairman), Dr Chris Juttner and Mr John Harkness today resigned as Directors of the Company.

Mr Rudy Mazzocchi has been appointed Chairman.

A further announcement outlining the course of action the Board will be taking to maximise the value of BresaGen's protein pharmaceutical assets will be forthcoming.

On the making of this announcement the Company expects the current trading halt to end.

For further information contact:

Mr Linton Burns
BresaGen Ltd
Phone: 08 8234 2660
Mobile: 0404 046 698